EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Full Year 2014 Results

Netanya, Israel, April 29, 2015 – RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the year and quarter ended December 31, 2014.

Full Year 2014 Results

Revenues totaled $22.5 million, a 3% increase when compared with $21.8 million in 2013.

Gross profit totaled $6.5 million, a 42% increase when compared with $4.6 million for 2013.

Operating expenses totaled $5.0 million, a 4.7% decrease when compared with $5.3 million in 2013.

Operating income totaled $1.4 million, compared with an operating loss of $0.7 million in 2013.

As a result, the Company reported  net income of $0.2 million, or $0.02 per share for the year ended December 31, 2014, compared with a net loss of $2.635 million, or $0.30 per share, for the for the year ended December 31,2013.

2014 Fourth Quarter Results

Revenues totaled $5.9 million, a 12% decrease when compared with $6.7 million in the fourth quarter of 2013.

Gross profit totaled $1.6 million, a 24% decrease when compared with $2.1 million in the fourth quarter of 2013.

Operating expenses totaled $1.3 million, a 15% decrease when compared with $1.5 million in the fourth quarter of 2013.

Operating income totaled $0.3 million, a 45% decrease when compared to operating income $0.6 million in the fourth quarter of 2013.

As a result, the Company reported a net loss of $0.132 million, or $0.015 per share, for the fourth quarter of 2014 compared to a net income of $39,000 or $0.004 per share, for the fourth quarter of 2013.

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “2014 marks the first year in which we were able to reduce our R&D efforts for our now mature inertial navigation and ground radar products. This is evident by the significant reduction in internal R&D spending when compared to previous years. However, during 2014 our sales and marketing efforts for these two product lines have increased. These factors, together with the growing revenues generated from higher margin contracts and the more favorable USD / NIS exchange rate during the year, generated the bottom line profit we have experienced during 2014".

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2014	December 31, 2013
	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,786	$2,137
Restricted cash	349	1,033
Trade receivables (net of allowance for doubtful accounts of $ 24 and $ 36 at December 31, 2014 and at December 31, 2013 respectively)	3,455	4,890
Costs and estimated earnings in excess of billings on uncompleted contracts	2,657	2,031
Other receivables and prepaid expenses	428	412
Inventories	6,651	6,798

Total current assets	15,326	17,301

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,394	1,133

PROPERTY, PLANT AND EQUIPMENT, NET	2,790	2,986

GOODWILL	587	587

Total assets	$20,097	$22,007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$1,589	$1,887
Trade payables	1,315	2,909
Convertible note and Loans from a shareholder, net	8,120	8,307
Other accounts payable and accrued expenses	4,267	4,350

Total current liabilities	15,291	17,453

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	634	569

Total long-term liabilities	634	569

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2014 and December 31, 2013; Issued and outstanding: 8,988,396 and 8,918,647 shares at December 31, 2014 and December 31, 2013 respectively	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	536	547
Accumulated deficit	(67,992)	(68,200)
Total RADA Electronic Industries shareholders' equity	3,547	3,350
Noncontrolling interest	625	635
Total equity	4,172	3,985
Total liabilities and equity	$20,097	$22,007

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
	Audited		Unaudited
Revenues:
Products	$20,927	$20,443	$5,309	$6,356
Services	1,554	1,318	570	360

	22,481	21,761	5,879	6,716
Cost of revenues:
Products	15,124	16,487	4,069	4,234
Services	820	673	237	133

	15,944	17,160	4,306	4,637

Gross profit	6,537	4,601	1,573	2,079

Operating costs and expenses:
Research and development, net	789	1,459	223	378
Marketing and selling	2,392	1,959	659	670
General and administrative	1,901	1,919	417	480

Total operating costs and expenses	5,082	5,337	1,299	1,528

Operating profit (loss)	1,455	(736)	274	551
Financial expenses, net	1,254	1,907	399	500

Net income (loss)	201	(2,643)	(125)	51
Less: income attributable to non-controlling interest	7	8	5	12
Net income (loss) attributable to RADA Electronic Industries' shareholders	$208	$(2,635)	$(130)	$39
Net income (loss) per share attributable to RADA Electronic Industries' shareholders:
Basic and diluted net income (loss) per Ordinary share	$0.02	$(0.30)	$0.01	$0.004
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,944,803	8,918,647	8,944,803	8,918,647